Exhibit (12)(b)

June 8, 2009

North Track Dow Jones U.S. Financial 100 Plus Fund

c/o North Track Funds, Inc.

200 South Wacker Drive, Suite 2000

Chicago, IL 60606

HighMark Large Cap Value Fund

c/o HighMark Funds

350 California Street, Suite 1600

San Francisco, CA 94104

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated February 17, 2009, between North Track Funds, Inc., a Maryland corporation, on behalf of one of its series, North Track Dow Jones U.S. Financial 100 Plus Fund (“Target Fund”), and HighMark Funds, a Massachusetts business trust, on behalf of one of its series, HighMark Large Cap Value Fund (“Acquiring Fund”). The Agreement describes a proposed reorganization (the “Reorganization”) that will occur as of the date of this letter (the “Closing Date”), pursuant to which Acquiring Fund will acquire substantially all of the assets of Target Fund in exchange for shares of beneficial interest in Acquiring Fund (the “Merger Shares”) and the assumption by Acquiring Fund of the Identified Liabilities of Target Fund following which the Merger Shares received by Target Fund will be distributed by Target Fund to its shareholders in liquidation and termination of Target Fund. This opinion as to certain U.S. federal income tax consequences of the Reorganization is furnished to you pursuant to Section 8.5 of the Agreement. Capitalized terms not defined in this opinion are used in this opinion as defined in the Agreement.

Target Fund is a series of North Track Funds, Inc., which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company. Shares of Target Fund are redeemable at net asset value at each shareholder’s option. Target Fund has elected to be a regulated investment company (a "RIC") for U.S. federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

Acquiring Fund is a series of HighMark Funds, which is registered under the 1940 Act as an open-end management investment company. Shares of Acquiring Fund are redeemable at net asset value at each shareholder’s option. Acquiring Fund has elected to be a RIC for federal income tax purposes under Section 851 of the Code.

For purposes of this opinion, we have considered the Agreement, the combined Prospectus/Proxy Statement filed March 26, 2009, and such other items as we have deemed necessary to render this opinion. In addition, each of (a) North Track Funds, Inc. on behalf of North Track Strategic Allocation Fund, (b) North Track Funds, Inc. on behalf of Target Fund, and (c) HighMark Funds on behalf of Acquiring Fund has provided us with letters dated June 8, 2009 (the "Representation Letters") representing as to certain facts, occurrences and information upon which each of the respective entities above has indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents. We have further assumed that (i) all parties to the Agreement and any other documents examined by us have acted, and will act, in accordance with the terms of such Agreement and documents, and that the Reorganization will be consummated pursuant to the terms and conditions set forth in the Agreement without the waiver or modification of any such terms and conditions; (ii) all representations contained in the Agreement, as well as those representations contained in the Representation Letters, are true and complete; and (iii) any representation made in any of the documents referred to herein “to the knowledge” (or similar qualification) of any person or party is true without regard to such qualification.

The facts represented to us in the Representation Letters support the conclusion that, based on the analysis and subject to the considerations set forth below, while the matter is not free from doubt, the Reorganization constitutes a reorganization within the meaning of Section 368(a)(1) of the Code. The Reorganization’s consequences to Target Fund shareholders, Target Fund, and Acquiring Fund are set forth more fully below.

North Track Dow Jones U.S. Financial 100 Plus Fund

HighMark Large Cap Value Fund

I.

Strategic Allocation Fund Redemption and the Substantially All of the Properties Test

As noted in the Representation Letters, North Track Strategic Allocation Fund ("Strategic Allocation Fund") is a series of North Track Funds, Inc. On September 12, 2008, the Board of Directors of Strategic Allocation Fund (the "Strategic Allocation Board") authorized the management of Strategic Allocation Fund to commence the process of liquidating Strategic Allocation Fund. To the best of Strategic Allocation Fund's knowledge, the Strategic Allocation Board authorized the liquidation of Strategic Allocation Fund because: (i) North Track Funds, Inc. intended to cease doing business and dissolve; and (ii) North Track Funds, Inc. was unable to come to an agreement with any other fund to acquire Strategic Allocation Fund. In the period leading up to and including September 12, 2008, including with respect to the action undertaken by the Strategic Allocation Board on that date, as described herein, the management of Strategic Allocation Fund and, to the best of Strategic Allocation Fund's knowledge, the members of the Strategic Allocation Board, acting in their capacity as such, acted independently of and without reference to the Reorganization. On January 27, 2009, the Strategic Allocation Board determined that it was in the best interests of Strategic Allocation Fund and its shareholders to dissolve and liquidate its holdings to such shareholders, and approved and adopted a Plan of Liquidation for Strategic Allocation Fund. To carry out its liquidation, Strategic Allocation Fund reduced its remaining assets to cash, paid its liabilities and distributed its remaining assets to its shareholders. As part of this process, on March 20, 2009, Strategic Allocation Fund redeemed 1,099,748.84 shares of Target Fund, constituting all Target Fund shares held by Strategic Allocation Fund on that date (the "Strategic Allocation Fund Redemption").

To qualify as a reorganization under Code Section 368(a)(1)(C) (a “C Reorganization”), a target corporation must transfer “substantially all of its properties” to the acquiring corporation. For the purpose of evaluating whether a target fund has met this test, it is often necessary to determine whether amounts distributed by the target fund to effect certain pre-reorganization redemption requests should be viewed as separate transactions, unrelated to the reorganization, and therefore excluded from the analysis of whether the target fund has transferred “substantially all” of its assets to an acquiring fund.

The Code and the regulations thereunder do not define “substantially all” the properties of a corporation. However, the Internal Revenue Service (the "IRS" or the "Service") has provided some guidance in this respect. For purposes of receiving a private letter ruling that a transaction qualifies as a C Reorganization, Revenue Procedure 77-371 states that a transaction will satisfy the “substantially all” requirement “if there is a transfer… of assets representing at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by the corporation immediately prior to the transfer.”2 The Revenue Procedure states that for purposes of this “90/70 test”, “all redemptions and distributions (except for regular, normal dividends) made by Target will be included as assets of Target... immediately prior to the transaction.”3 Revenue Procedure 77-37 clarifies that assets distributed in redemption will be considered as assets held by the corporation immediately prior to the transfer of the target’s assets only when the redemptions “are part of the plan of reorganization.”4 This clarification reflects the historical application of the “substantially all” the properties test to asset transfers by the target corporation pursuant to a pre-conceived plan of reorganization rather than to transfers that are separate transactions, independent of the plan.5

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1.

Rev. Proc. 77-37, 1977-2 C.B. 568, as amended by Rev. Proc. 86-42, 1986-2 C.B. 722.

2.

Rev. Proc. 77-37, 1977-2 C.B. 568, section 3.01.

3.

Id. at Sec. 15.03.  Revenue Procedure 86-42 amplifies Revenue Procedure 77-37 and states that “all redemptions and distributions (except for regular, normal dividends) made by Target immediately preceding the Transfer will be included as assets of the Target held immediately prior to the Transaction.”  Rev. Proc. 86-42, 1986-2 C.B. 722. 4.  Rev. Proc. 77-37, Sec. 3.01.

5.

See, e.g., Commissioner v. Elkhorn Coal Co., 95 F.2d 732, 738 (1938) (holding that a transferor corporation, T, failed to meet the “substantially all” the properties requirement for purposes of a C reorganization, when T spun off unwanted assets by transferring these properties to a newly created corporation prior to transferring the remainder of its assets to acquiring corporation, P, when the facts showed that the incorporation of the new company and transfer made to it “were part of a single plan under which the transfer was made to [P] and that they should be treated as parts of one transaction.”); see also Rev. Rul. 2003-79, 2003-29 I.R.B. 80 (upholding the conclusion in Elkhorn Coal Co. with respect to equivalent facts); Rev. Rul. 88-48, 1988-1 C.B. 117 (the Service examined (for purposes of application of the “substantially all” the properties test) a target corporation’s sale of 50% of its historic business assets in a taxable transaction to a third party made as “part of its overall plan” to transfer the cash proceeds from the sale and remaining historic business assets to an acquiring corporation).

North Track Dow Jones U.S. Financial 100 Plus Fund

HighMark Large Cap Value Fund

As a redemption initiated by a shareholder and made pursuant to section 22(e) of the 1940 Act (“Shareholder Demand Redemption”), that in our view is not a part of the plan of the reorganization, the Strategic Allocation Fund Redemption should be viewed as a separate transaction excluded from the analysis of whether Target Fund has transferred “substantially all" of its properties to Acquiring Fund in a tax-free C Reorganization.6 Unlike traditional corporations, RICs that are open-end registered investment management companies, such as North Track Funds, Inc., are required by the 1940 Act to meet all shareholder redemption requests on demand.7 Section 22(e) of the 1940 Act provides that, except under certain limited circumstances:

[n]o registered investment company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption.

There is no direct published authority (on which taxpayers are entitled to rely) confirming our conclusion that a significant Shareholder Demand Redemption made prior to a reorganization such as the Strategic Allocation Fund Redemption should be viewed as a separate transaction excluded from the determination of whether Target Fund has transferred “substantially all” of its properties to Acquiring Fund. In Revenue Ruling 56-345,8 however, the Service concluded that a post-reorganization redemption of 26% of the stock issued by an acquiring RIC constituting a Shareholder Demand Redemption was not “part of a pre-conceived plan” but rather a transaction separate from the reorganization, excluded from the determination of whether "substantially all" the properties of the target RIC were acquired by the acquiring RIC, where (i) the redemption occurred pursuant to a solicitation made by a third, unrelated RIC to exchange such redeeming shareholders’ acquiring RIC shares for its own shares, (ii) the actual plan of reorganization between the target and acquiring RICs did not mention the third-party RIC solicitation, (iii) the acquiring RIC made no commitment prior to the reorganization to redeem such stock after the reorganization, and (iv) the acquiring RIC had not agreed to pay the target shareholders cash for the target stock. Although Revenue Ruling 56-345 involves a post-reorganization redemption rather than a pre-reorganization redemption, it demonstrates that substantial Shareholder Demand Redemptions close to a reorganization need not be taken into account for the “substantially all” the properties test where such redemptions are not part of the plan of reorganization involving the target or acquiring RIC.

In recent private letter rulings,9 the Service has allowed RICs to exclude “redemptions in the ordinary course of Target Fund’s business as an open-end investment company pursuant to § 22(e) of the 1940 Act” from the determination of whether a purported reorganization meets the Revenue Procedure 90/70 test interpreting the “substantially all” the properties requirement.10  In addition, in a 1999 private letter ruling, the Service allowed a taxpayer to exclude from the determination of whether the transaction met the 90/70 test all “amounts paid by Target… [for] redemptions that Target, as an open-end investment company, makes when its shares are presented to it for redemption pursuant to section 22(e) of the Act” 11so that a 42% Shareholder Demand Redemption made a few days prior to the reorganization and apparently in response to a target RIC’s decision to transfer its assets to an acquiring RIC did not cause the subsequent asset transfer to violate the 90/70 test. These private letter rulings reflect what would appear to be the Service’s growing comfort that redemptions made pursuant to section 22(e) of the 1940 Act that are not a part of the plan of reorganization do not raise the concerns that are generally addressed by the “substantially all” the properties test.

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6.

Compare Rev. Rul. 56-345, 1956-2 C.B. 206 (discussed below, holding that a distribution of assets and later redemption of part of the latter corporation’s stock constituted two separate and distinct transactions for purposes of section 368(a)(1)(C)).

7.

An open-end management company must meet shareholder redemption requests within seven days.  1940 Act, § 22 (e), 54 Stat. 789, 823, and Rule 22c-1.

8.

1956-2 C.B. 206.

9.

Priv. Ltr. Ruls. 200542006 (Jul. 8, 2005) and 200540001 (Jul. 8, 2005).  Written determinations such as private letter rulings do not have the force of law and may not be used or cited as precedent (Code § 6110(k)(3)).  Nevertheless, they are helpful in showing the IRS's views on the relevant transactions in question.

10.

See also, Priv. Ltr. Ruls. 200543049 ( Jul. 8, 2005), 200546007 (Jul. 8, 2005); 200135021 (Jun. 6. 2001); 200135022 (Jun. 6, 2001); 200136013 (Jun. 7, 2001); 200111023 (Dec. 14, 2000).

11.

Priv. Ltr. Rul. 199941046 (July 16, 1999).

North Track Dow Jones U.S. Financial 100 Plus Fund

HighMark Large Cap Value Fund

In four companion private letter rulings issued in February 2006 on the qualification of reorganizations between RICs12 (the “2006 Letter Rulings”), however, the taxpayers in question included in the determination of whether a purported C reorganization met the 90/70 test, amounts distributed in redemption of a target RIC’s shares to an “affiliate” of the target RIC’s investment advisor.13 Prior to the purported reorganizations in question (the “Letter Ruling Reorganizations”), the affiliate shareholder, who owned more than 40 or 50 percent of the target RIC's stock, redeemed, exclusively for cash, shares representing up to 10 percent of the net asset value of the target RIC (the “Affiliate Redemption”). The taxpayers in question agreed to take the Affiliate Redemptions into account for purposes of determining whether substantially all the assets of the target RIC were transferred to the acquiring RIC in the reorganizations. However, because the Affiliate Redemption constituted only 10 percent of the net asset value of the target RIC, the inclusion of the amount redeemed did not bear on the ultimate conclusion that the reorganization qualified as a C reorganization.

The analyses employed in the private letter rulings described above support the conclusion that the Strategic Allocation Fund Redemption should be viewed as a separate transaction excluded from the determination of whether Target Fund has transferred “substantially all” of its assets to Acquiring Fund in the Reorganization. As noted above, in the period leading up to the time at which the Strategic Allocation Board authorized the management of Strategic Allocation Fund to commence the process of liquidating Strategic Allocation Fund, the management of Strategic Allocation Fund and, to the best of Strategic Allocation Fund's knowledge, the members of the Strategic Allocation Board, acting in their capacity as such, acted independently of and without reference to the Reorganization. Moreover, the decision to liquidate the assets of Strategic Allocation Fund was made for business reasons unrelated to the Reorganization. As such, the liquidation and termination of Strategic Allocation Fund was made without reference to and for reasons independent of the Reorganization. Further, Strategic Allocation Fund redeemed the fund's shares in Target Fund solely as part of the plan to liquidate Strategic Allocation Fund, without any counsel or encouragement from any officer or member of the Board of Directors of Target Fund, or any officer or member of the Board of Trustees of Acquiring Fund, in each case acting in his or her capacity as such, apart from discussions relating to the timing of the redemption relative to the Reorganization as it affected the administration of the shareholder vote. Strategic Allocation Fund also did not make, nor was it informed that Target Fund had made, the Strategic Allocation Fund Redemption a condition (whether explicitly or implicitly) of the Reorganization. Finally, in considering whether to enter into and approve the Reorganization, Target Fund and Acquiring Fund, and to the best of their knowledge, the members of their respective Boards, acting in their capacity as such, did not rely or otherwise premise their decisions on the Strategic Allocation Fund Redemption.

In our view, these facts and other facts represented to us in the Representation Letters support the conclusion that the Strategic Allocation Fund Redemption was not a part of the plan of the Reorganization. Based on the Service’s views expressed in the above rulings, the Strategic Allocation Fund Redemption should therefore be viewed as a separate and independent transaction excluded from the determination of whether Target Fund has transferred “substantially all” of its properties to Acquiring Fund.

Although the 2006 Letter Rulings involved the inclusion of pre-reorganization redemption amounts in applying the 90/70 tests, the RICs seeking those private letter rulings apparently conceded in each ruling’s facts that the “affiliate” Shareholder Demand Redemption was made "in connection with" the Letter Ruling Reorganization. By contrast, the facts in the instant case indicate that the Strategic Allocation Fund Redemption was not made as a part of the plan of reorganization with respect to the Reorganization. As described above, the Strategic Allocation Fund Redemption was made pursuant to a liquidation process authorized, to the best of Strategic Allocation Fund's knowledge, by the members of the Strategic Allocation Board (acting in their capacity as such) in a manner independent of and without reference to the Reorganization.  Moreover, the decision to liquidate the assets of Strategic Allocation Fund was made for business reasons unrelated to the Reorganization. Although the Strategic Allocation Fund Redemption occurred within three months of the Reorganization, it is our understanding the timing of the Strategic Allocation Fund Redemption was based upon the record date established by Target Fund for purposes of determining shareholders eligible for distributions, rather than the date of the Reorganization. Thus, the facts in the 2006 Letter Rulings are distinguishable from the facts concerning the Strategic Allocation Fund Redemption.14

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12.

Priv. Ltr. Ruls. 200622021 (Feb. 10, 2006), 200622022 (Feb. 10, 2006), 200621011 (Feb. 10, 2006), and 200621012 (Feb. 10, 2006).

13.

More than 40% in Priv. Ltr. Rul. 20062102, and more than 50% in the other 2006 Letter Rulings.

14.

Irrespective of these distinctions, the Service's views expressed in the 2006 Letter Rulings should be limited to the facts of the rulings.  As noted above, the inclusion of the Affiliate Redemptions in applying the 90/70 test did not bear on the IRS's ultimate conclusion that the reorganization qualified as a C reorganization.

North Track Dow Jones U.S. Financial 100 Plus Fund

HighMark Large Cap Value Fund

In addition, the relationship between Target Fund and Strategic Allocation Fund, each a series of North Track Funds, Inc., should not bear on the determination of whether the Strategic Allocation Fund Redemption was made in connection with the Reorganization. The 2006 Letter Rulings do not state that the affiliation between Shareholder C and the redeeming fund was a factor in the inclusion of the Affiliate Redemptions for purposes of applying the 90/70 test. Rather, as noted above, such inclusion was based upon the taxpayer's concession that the redemption was made in connection with the reorganization. The 2006 Letter Rulings are silent as to the actual business purpose of the Affiliate Redemption. However, the characterization of the Affiliate Redemption and reorganization as constituting one transaction may have been due to a number of transactional features distinct from the affiliate relationship. Regardless, the private letter rulings described above suggest an analytical framework that evaluates the relationship between pre-reorganization redemptions and the plan of reorganization, rather than the relationship between the parties involved – a framework under which redemptions unrelated to the reorganization are generally excluded from the analysis of whether a target corporation has transferred "substantially all" its assets.

Therefore, for the reasons stated above, we believe the Reorganization will meet the “substantially all” the properties requirement of Section 368(a)(1) of the Code.

II.

Opinion

Based on the Representation Letters and customary assumptions, our review of the documents and items referred to above, and for the reasons stated above, we are of the opinion that, although the matter is not free from doubt and subject to the final paragraphs hereof, for U.S. federal income tax purposes:

a)

The Reorganization will constitute a reorganization within the meaning of Section 368(a) of the Code, and Acquiring Fund and Target Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

b)

Under Section 1032 of the Code, no gain or loss will be recognized by Acquiring Fund upon the receipt of the assets transferred to Acquiring Fund pursuant to the Agreement in exchange for the Merger Shares and the assumption by Acquiring Fund of the liabilities of Target Fund;

c)

Under Section 362(b) of the Code, Acquiring Fund’s tax basis in the assets that Acquiring Fund receives from Target Fund will be the same as Target Fund’s tax basis in such assets immediately prior to the transfer;

d)

Under Section 1223(2) of the Code, Acquiring Fund’s holding periods in the assets it receives from Target Fund will include Target Fund’s holding periods in those assets;

e)

Under Section 361 of the Code, no gain or loss will be recognized by Target Fund upon the transfer of its assets to Acquiring Fund in exchange for the Merger Shares and the assumption by Acquiring Fund of the liabilities of Target Fund, or upon the distribution of the Merger Shares by Target Fund to its shareholders in liquidation;

f)

Under Section 354 of the Code, no gain or loss will be recognized by the shareholders of Target Fund on the distribution of the Merger Shares to them in exchange for their shares of Target Fund;

g)

Under Section 358 of the Code, the aggregate tax basis of the Merger Shares that a Target Fund shareholder receives in exchange for shares of Target Fund will be the same as the aggregate tax basis of the shares in Target Fund that were exchanged therefor;

h)

Under Section 1223(1) of the Code, a Target Fund shareholder’s holding period for the Merger Shares received pursuant to the Agreement will be determined by including the holding period for the shares in Target Fund that were exchanged for those Merger Shares, provided that the shareholder held those shares in Target Fund as capital assets; and

i)

Acquiring Fund will succeed to and take into account the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383, and 384 of the Code and the Regulations under the Code.

We express no view with respect to the effect of the Reorganization on any transferred asset as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year or (ii) on the termination or transfer thereof without reference to whether such a termination or transfer would otherwise be a taxable transaction.

North Track Dow Jones U.S. Financial 100 Plus Fund

HighMark Large Cap Value Fund

We once again call your attention to the discussion above regarding the Strategic Allocation Fund Redemption and its possible bearing on the evaluation of whether the "substantially all" requirement is satisfied in the present case. For the reasons stated above, in our view the facts as set forth in the Representation Letters and the other documents we have reviewed demonstrate that the Strategic Allocation Fund Redemption was not part of the plan relating to the Reorganization, and accordingly the "substantially all" the properties test (i.e., the 90/70 test), should be satisfied. However, as noted above, there is a paucity of authority on which taxpayers are entitled to rely in considering the impact of substantial pre-reorganization redemptions such as the Strategic Allocation Fund Redemption. As a result, and as noted above, we emphasize that our opinion is not free from doubt and it is possible that the Service or a court may take a contrary view.

In addition, we call your attention to Revenue Ruling 87-76, 1987-2 C.B. 84, in which the IRS ruled that the so-called “continuity of business enterprise” requirement necessary for tax-free reorganization treatment was not met in the case of an acquisition of an investment company that invested in corporate stocks and bonds by an investment company that invested in municipal bonds. Specifically, the IRS based its ruling on the conclusion that the business of investing in corporate stocks and bonds is not the same line of business as investing in municipal bonds. We believe that the IRS’s conclusion in this ruling has always been questionable. In addition, a series of private letter rulings issued in July 2005 suggests that the IRS’s position on the issue is evolving: the IRS relied upon historic business representations to conclude that the reorganizations satisfied the continuity of business enterprise requirement. Moreover, even if the IRS’s 1987 revenue ruling were a correct statement of law, the facts of the Reorganization would be distinguishable from those in the ruling.

We believe that Acquiring Fund and Target Fund are both engaged in the same line of business: each is an open-end management investment company that seeks capital appreciation by investing predominantly in domestic equity securities of large capitalization companies. After the Reorganization, Acquiring Fund will continue that line of business for the benefit of the stockholders of both Target and Acquiring Funds. Although Acquiring Fund will dispose of securities formerly held by Target Fund, these dispositions will be fully consistent with the shared historic investment policies of both Funds and all proceeds generated by such dispositions will be reinvested in a manner fully consistent with such policies. In these circumstances, we are of the opinion that Acquiring Fund will have continued the historic business of Target Fund for the benefit of, among others, the historic stockholders of Target Fund, and that the continuity of business enterprise doctrine should, as a result, be fulfilled. However, in light of the Strategic Allocation Fund Redemption and because Revenue Ruling 87-76 is the only ruling on which taxpayers can rely (i.e., the only ruling that is not a private letter ruling) dealing specifically with the application of the "continuity of business enterprise" requirement to a reorganization involving investment companies, our opinion cannot be free from doubt. No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above.

Our opinion is based on the Code, Treasury regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references therein to us. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP